SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated June 1, 2007

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	5581X	May 31, 2007
2.	Regulatory News Service Notice	3672X	May 29, 2007

07024615

SUPPL

PROCESSED
JUN 2 6 2007
THOMSON
FINANCIAL

dw 6/20

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

05/31/07 10:42 AM

To "eleanor.besserman@elementis.com" <eleanor.besserman@elementis.com>

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Subject News Alert: Elementis PLC - Total Voting Rights

This Email Alert service is brought to you by Elementis

RNS Number:5581X
Elementis PLC
31 May 2007

Elementis plc ("the Company")

In accordance with the provisions of the Financial Services Authority's Disclosure and Transparency Rules, the Company announces that it has an issued and voting share capital of 444,763,299 ordinary shares of 5p each at 31 May 2007. The Company holds no such ordinary shares as treasury shares.

The above figure (444,763,299) may be used by shareholders as the denominator when calculating their interests in the Company for the purpose of determining whether they are required to notify their interest under the FSA's Disclosure and Transparency Rules.

Wai Wong
Company Secretary
020 7408 9303

31 May 2007

This information is provided by RNS
The company news service from the London Stock Exchange

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05/29/07 09:49 AM

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Subject News Alert: Elementis PLC - Annual Information Update

This Email Alert service is brought to you by Elementis

RNS Number:3672X
Elementis PLC
29 May 2007

ELEMENTIS PLC

Annual Information Update

Elementis plc (the "Company") announces that, in accordance with Prospectus Rule 5.2, the following information has been published or made available by the Company to the public since the publication of its Annual Report and Accounts for the year ended 31 December 2005 on 12 March 2006.

Announcements made via a RIS

The Company has made the following UK regulatory announcements via a regulatory information service since 12 March 2006:

date	headline
02 Mar, 2006	Holding(s) in Company
02 Mar, 2006	Holding(s) in Company
08 Mar, 2006	Holding(s) in Company
27 Mar, 2006	Holding(s) in Company
27 Mar, 2006	Strategic Review
31 Mar, 2006	Holding(s) in Company
31 Mar, 2006	ESOT Purchase
03 Apr, 2006	Holding(s) in Company
10 Apr, 2006	Director/PDMR Shareholding
10 Apr, 2006	Annual Report and Accounts
16 May, 2006	Annual Information Update
15 May, 2006	Doc re Annual General Meeting
15 May, 2006	Director/PDMR Shareholding
22 May, 2006	Director/PDMR Shareholding
25 May, 2006	Director/PDMR Shareholding
26 May, 2006	Director/PDMR Shareholding
16 Jun, 2006	Director/PDMR Shareholding
21 Jun, 2006	ESOT Purchase
27 Jun, 2006	Trading Update
27 Jun, 2006	Interim Results
01 Aug, 2006	Holding(s) in Company

04 Aug, 2006	Director/PDMR Shareholding
04 Aug, 2006	ESOT Purchase
04 Aug, 2006	Director/PDMR Shareholding
08 Aug, 2006	Director/PDMR Shareholding
09 Aug, 2006	Holding(s) in Company
10 Aug, 2006	Director/PDMR Shareholding
11 Aug, 2006	Holding(s) in Company
14 Aug, 2006	Holding(s) in Company
15 Aug, 2006	Holding(s) in Company
22 Aug, 2006	Holding(s) in Company
22 Aug, 2006	Holding(s) in Company
29 Aug, 2006	Director/PDMR Shareholding
29 Aug, 2006	Director/PDMR Shareholding
30 Aug, 2006	Holding(s) in Company
04 Sep, 2006	Holding(s) in Company
07 Sep, 2006	Holding(s) in Company
13 Sep, 2006	Holding(s) in Company
15 Sep, 2006	Holding(s) in Company
19 Sep, 2006	Blocklisting Interim Review
19 Sep, 2006	Blocklisting Interim Review
19 Sep, 2006	Blocklisting Interim Review
22 Sep, 2006	Holding(s) in Company
22 Sep, 2006	Directorate Change
25 Sep, 2006	Holding(s) in Company
25 Sep, 2006	Holding(s) in Company
02 Oct, 2006	Redeemable B Shares
26 Sep, 2006	Additional Listing
05 Oct, 2006	Holding(s) in Company
05 Oct, 2006	Holding(s) in Company
10 Oct, 2006	Holding(s) in Company
11 Oct, 2006	Holding(s) in Company
13 Oct, 2006	Holding(s) in Company
17 Oct, 2006	Holding(s) in Company
17 Oct, 2006	Holding(s) in Company
18 Oct, 2006	Additional Listing
24 Oct, 2006	Holding(s) in Company
31 Oct, 2006	Holding(s) in Company
27 Nov, 2006	Holding(s) in Company
28 Nov, 2006	Holding(s) in Company
04 Dec, 2006	Holding(s) in Company
06 Dec, 2006	Holding(s) in Company
08 Dec, 2006	Holding(s) in Company
15 Dec, 2006	Trading Statement
22 Dec, 2006	Holding(s) in Company
27 Dec, 2006	Total Voting Rights
12 Jan, 2007	Holding(s) in Company
15 Jan, 2007	Holding(s) in Company
16 Jan, 2007	Holding(s) in Company
18 Jan, 2007	Directorate Change
23 Jan, 2007	Total Voting Rights
08 Feb, 2007	Holding(s) in Company
14 Feb, 2007	Holding(s) in Company
16 Feb, 2007	Holding(s) in Company
27 Feb, 2007	Final Results
28 Feb, 2007	Total Voting Rights
01 Mar, 2007	Dividend Payment - Correction
05 Mar, 2007	Holding(s) in Company
14 Mar, 2007	Holding(s) in Company
14 Mar, 2007	Holding(s) in Company
16 Mar, 2007	Holding(s) in Company
19 Mar, 2007	Holding(s) in Company

20 Mar, 2007	Holding(s) in Company
20 Mar, 2007	Holding(s) in Company
20 Mar, 2007	Holding(s) in Company
20 Mar, 2007	Holding(s) in Company
20 Mar, 2007	Holding(s) in Company
30 Mar, 2007	Total Voting Rights
30 Mar, 2007	Holding(s) in Company
05 Apr, 2007	Holding(s) in Company
13 Apr, 2007	Annual Report and Accounts
26 Apr, 2007	Trading Statement
26 Apr, 2007	Result of AGM
08 May, 2007	Holding(s) in Company
11 May, 2007	Sale of Pigments Business
11 May, 2007	ESOT Purchase
14 May, 2007	ESOT Purchase
14 May, 2007	Director/PDMR Shareholding
15 May, 2007	Holding(s) in Company
17 May, 2007	Holding(s) in Company
17 May, 2007	Holding(s) in Company
17 May, 2007	Director/PDMR Shareholding
17 May, 2007	Director/PDMR Shareholding

Copies of these announcements can be obtained from the London Stock Exchange's website at www.londonstockexchange.com/marketnews under code "ELM".

Documents filed at Companies House

The Company has made the following filings with Companies House since 12 March 2006:

date	document	description of document
15 Mar, 2006	88(2)R	Return of allotment of shares
15 Mar, 2006	88(2)R	Return of allotment of shares
22 Mar, 2006	88(2)R	Return of allotment of shares
22 Mar, 2006	88(2)R	Return of allotment of shares
6 Apr, 2006	88(2)R	Return of allotment of shares
11 Apr, 2006	88(2)R	Return of allotment of shares
12 Apr, 2006	88(2)R	Return of allotment of shares
12 Apr, 2006	88(2)R	Return of allotment of shares
2 May, 2006	88(2)R	Return of allotment of shares
2 May, 2006	88(2)R	Return of allotment of shares
2 May, 2006	88(2)R	Return of allotment of shares
3 May, 2006	88(2)R	Return of allotment of shares
9 May, 2006	RES09	Resolutions relating to the disapplication of pre-emption rights and authority to allot shares
11 May, 2006	88(2)R	Return of allotment of shares
11 May, 2006	88(2)R	Return of allotment of shares
15 May, 2006	88(2)R	Return of allotment of shares
15 May, 2006	88(2)R	Return of allotment of shares
30 May, 2006	88(2)R	Return of allotment of shares
30 May, 2006	88(2)R	Return of allotment of shares
6 Jun, 2006	88(2)R	Return of allotment of shares
6 Jun, 2006	88(2)R	Return of allotment of shares

6 Jun, 2006	88(2)R	Return of allotment of shares	
15 Jun, 2006	88(2)R	Return of allotment of shares	
15 Jun, 2006	88(2)R	Return of allotment of shares	
15 Jun, 2006	88(2)R	Return of allotment of shares	
21 Jun, 2006	88(2)R	Return of allotment of shares	
21 Jun, 2006	88(2)R	Return of allotment of shares	
23 Jun, 2006	AA	Annual Accounts	
11 Jul, 2006	88(2)R	Return of allotment of shares	
11 Jul, 2006	88(2)R	Return of allotment of shares	
11 Jul, 2006	88(2)R	Return of allotment of shares	
12 Jul, 2006	88(2)R	Return of allotment of shares	
12 Jul, 2006	88(2)R	Return of allotment of shares	
12 Jul, 2006	88(2)R	Return of allotment of shares	
12 Jul, 2006	88(2)R	Return of allotment of shares	
12 Jul, 2006	88(2)R	Return of allotment of shares	
12 Jul, 2006	88(2)R	Return of allotment of shares	
15 Aug, 2006	88(2)R	Return of allotment of shares	
15 Aug, 2006	88(2)R	Return of allotment of shares	
15 Aug, 2006	88(2)R	Return of allotment of shares	
16 Aug, 2006	88(2)R	Return of allotment of shares	
16 Aug, 2006	88(2)R	Return of allotment of shares	
16 Aug, 2006	88(2)R	Return of allotment of shares	
16 Aug, 2006	88(2)R	Return of allotment of shares	
16 Aug, 2006	88(2)R	Return of allotment of shares	
16 Aug, 2006	88(2)R	Return of allotment of shares	
29 Aug, 2006	88(2)R	Return of allotment of shares	
18 Sep, 2006	88(2)R	Return of allotment of shares	
18 Sep, 2006	88(2)R	Return of allotment of shares	
18 Sep, 2006	88(2)R	Return of allotment of shares	
18 Sep, 2006	88(2)R	Return of allotment of shares	
18 Sep, 2006	88(2)R	Return of allotment of shares	
18 Sep, 2006	88(2)R	Return of allotment of shares	
18 Sep, 2006	88(2)R	Return of allotment of shares	
18 Sep, 2006	88(2)R	Return of allotment of shares	
18 Sep, 2006	88(2)R	Return of allotment of shares	
18 Sep, 2006	88(2)R	Return of allotment of shares	
23 Oct, 2006	88(2)R	Return of allotment of shares	
23 Oct, 2006	88(2)R	Return of allotment of shares	
23 Oct, 2006	88(2)R	Return of allotment of shares	
23 Oct, 2006	88(2)R	Return of allotment of shares	
23 Oct, 2006	88(2)R	Return of allotment of shares	
23 Oct, 2006	88(2)R	Return of allotment of shares	
23 Oct, 2006	88(2)R	Return of allotment of shares	
23 Oct, 2006	88(2)R	Return of allotment of shares	
10 Nov, 2006	288a	Appointment of a director	
22 Nov, 2006	88(2)R	Return of allotment of shares	
22 Nov, 2006	88(2)R	Return of allotment of shares	
22 Nov, 2006	88(2)R	Return of allotment of shares	
04 Jan, 2007	88(2)R	Return of allotment of shares	
04 Jan, 2007	88(2)R	Return of allotment of shares	
04 Jan, 2007	88(2)R	Return of allotment of shares	
15 Jan, 2007	288a	Appointment of a Secretary	
15 Jan, 2007	288b	Resignation of a Secretary	
01 Feb, 2007	288a	Appointment of a director	
03 Feb, 2007	88(2)R	Return of allotment of shares	
05 Feb, 2007	122	Alteration of share capital	
15 Feb, 2007	363	Annual return	
28 Mar, 2007	88(2)R	Return of allotment of shares	03
Apr, 2007	88(2)R	Return of allotment of shares	
20 Apr, 2007	88(2)R	Return of allotment of shares	
21 May, 2007	288b	Resignation of a Director	

21 May, 2007	Res 09	Resolutions relating to the disapplication of pre-emption rights and authority to allot shares

Copies of these documents can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ (e-mail: enquiries@companies-house.gov.uk) or, if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk.

Documents filed with the UKLA Document Viewing Facility

The Company has filed the following documents with the UKLA Document Viewing Facility since 12 March 2006:

Date	description of document
31.03.06	Annual Report and Accounts for the year ended 31 December 2005
28.04.06	Copies of resolutions passed at the Annual General Meeting of the Company on 27 April 2006
31.03.07	Annual Report and Accounts for the year ended 31 December 2006
02.05.07	Copies of resolutions passed at the Annual General Meeting of the Company on 26 April 2007

Copies of these documents can be obtained from the Company's website at www.elementis.com or on request from the Company at its registered office at 10
Albemarle Street, London W1S 4BL.

The Company confirms that, in accordance with Article 27(3) of the Prospectus Directive Regulation, some of the information disclosed in the announcements and
documents referred to above may now be out of date.

Kathryn Silverwood

Company Secretary

Telephone: +44 (0)20 7408 9300

This information is provided by RNS
The company news service from the London Stock Exchange

END
AIUPUUUCAUPMGCB

SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated June 8, 2007

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	8643X	June 6, 2007
2.	Regulatory News Service Notice	7615X	June 5, 2007

RECEIVED

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

06/06/07 06:04 AM

To "eleanor.besserman@ele. <eleanor.besserman@elementis.com>

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Subject News Alert: Elementis PLC - Director/PDMR Shareholding

This Email Alert service is brought to you by Elementis

RNS Number:8643X
Elementis PLC
06 June 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ELEMENTIS PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

A TRANSACTION NOTIFIED IN ACCORDANCE WITH (iii) BOTH DR3.1.4R(1)(a) AND (b)

3. Names of persons discharging managerial responsibilities/directors

Individual	Capacity
David Dutro	Director
Brian Taylorson	Director
Eric Haaijer	PDMR
Greg McClatchy	PDMR

Dennis Valentino PDMR

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

N/A

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following
notification (any treasury shares should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

N/A

If a director/person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

15 MAY 2007

18. Period during which or date on which it can be exercised

15 MAY 2010 TO 15 MAY 2017

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

DIRECTOR OR PDMR	NUMBER OF OPTIONS GRANTED OVER ORDINARY SHARES OF 5P EACH
DAVID DUTRO	434,673
BRIAN TAYLORSON	312,500
ERIC HAAIJER	83,455
GREG MCCLATCHY	114,750
DENNIS VALENTINO	83,455

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

88 PENCE

22. Total number of shares or debentures over which options held following notification

DIRECTOR OR PDMR	TOTAL NUMBER OF OPTIONS HELD OVER ORDINARY SHARES OF 5P EACH FOLLOWING THIS NOTIFICATION
DAVID DUTRO	1,127,161
BRIAN TAYLORSON	1,263,249
ERIC HAAIJER	83,455
GREG MCCLATCHY	880,888
DENNIS VALENTINO	423,096

23. Any additional information

N/A

24. Name of contact and telephone number for queries

WAI WONG, COMPANY SECRETARY, 020 7408 9303

Name and signature of duly authorised officer of issuer responsible for making notification

WAI WONG - COMPANY SECRETARY

Date of notification

6 JUNE 2007

....

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06/05/07 04:01 AM

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Subject News Alert: Elementis PLC - Director/PDMR Shareholding

This Email Alert service is brought to you by Elementis

RNS Number:7615X
Elementis PLC
05 June 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the
shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ELEMENTIS PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH (iii) BOTH DR3.1.4R(1)(a) AND (b)

3. Name of person discharging managerial responsibilities/director

BRIAN TAYLORSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE 5 BELOW

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION RELATES TO THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5P ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BRIAN TAYLORSON

8 State the nature of the transaction

EXERCISE OF SAVE AS YOU EARN SHARE OPTIONS AND RETENTION OF SHARES ISSUED

9. Number of shares, debentures or financial instruments relating to shares acquired

75,501

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.017%

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

75,501 SHARES ACQUIRED AT AN EXERCISE PRICE OF 21.92P

14. Date and place of transaction

1 JUNE 2007, LONDON

15. Total holding following notification and total percentage holding following
notification (any treasury shares should not be taken into account when calculating percentage)

456,597 (0.10%)

16. Date issuer informed of transaction

1 JUNE 2007

If a person discharging managerial responsibilities has been granted options by
the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be
fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

WAI WONG, COMPANY SECRETARY, 020 7408 9303

Name and signature of duly authorised officer of issuer responsible for making notification

WAI WONG - COMPANY SECRETARY

Date of notification

5 JUNE 2007

....

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